SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2014
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(
Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F ⊠
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No ⊠
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2014, incorporated by reference herein:
Exhibit
99.1 Release dated July 25, 2014, entitled “DISPOSAL OF THE MINING RIGHTS OF EAST
RAND PROPRIETARY MINES LIMITED AND RELATED ASSETS AND CAUTIONARY
ANNOUNCEMENT”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: July 25, 2014 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
DISPOSAL OF THE MINING RIGHTS OF EAST RAND PROPRIETARY MINES LIMITED AND RELATED
ASSETS AND CAUTIONARY ANNOUNCEMENT

1. INTRODUCTION

Shareholders of DRDGOLD (“Shareholders”) are advised that the Company, Ergo Mining Operations
Proprietary Limited (“EMO”) and East Rand Proprietary Mines Limited (“ERPM”) (collectively, the “Sellers”)
have entered into an agreement, on 24 July 2014 (“Signature Date”) to dispose of the underground mining and prospecting rights held by ERPM, and certain other assets on the related mining areas, as detailed below:
a. mining rights entitled ERPM GP150MR and ERPM GP151MR, and all permits and licences relating thereto (“ERPM 1”);
b. the extension 2 area assets, which include the prospecting right Department of Mineral Resources
(“DMR”) Ref GP 30 /5/1/1/2 243PR (registered in the Mineral and Petroleum Titles Registration
Office under Ref MPT 674/2007) (as renewed and amended) (“ERPM 2 Renewal Right”) and all permits and license relating thereto) (“ERPM 2”); and

c. the high density sludge processing plant (“HDS Plant”), all material mining infrastructure and associated movable machinery, plant and equipment located within the mining area of mining right
GP 30 /5/1/1/2/ 243PR (known as the “Far East Vertical Shaft Area”)
( “Ancillary Assets”),
collectively, the “Sale Assets”,
for an agreed purchase consideration of R220 million (the “Consideration”) (the “Disposal”) to ERPM South
Africa Holdings Proprietary Limited, a company nominated by Walcot Capital (the “Purchaser”).
2.
TERMS OF THE DISPOSAL

2.1
THE CONSIDERATION
The Consideration will be allocated as follows:
a. R125 million in respect of ERPM 1 and the Ancillary Assets of which R50 million is in respect of
ERPM GP151MR and the Ancillary Assets and R75 million is in respect of ERPM
GP150MR; and
b. R95 million in respect of ERPM 2.

The Consideration is payable in each instance within 10 days following the date that the last of the suspensive conditions is met, as more fully described in section 4 of this announcement.

2.2
BREAK FEE
A deposit of 1% of the Consideration will be paid to the Sellers’ attorneys and will serve as a break fee to the
Sellers in the event that the Disposal does not move to completion.
2.3
ERPM GP151MR
It is the intention that the disposal of ERPM1 and the Ancillary Assets will occur simultaneously. However, by virtue of the fact that an application in terms of section 102 of the Mining and Petroleum Resources
Development Act, No 28 of 2002 (“MPRDA”) is pending before the DMR to amend ERPM GP151MR so as to exclude certain service assets and incorporate such assets into EMO’s contiguous mining right DMR Ref
GP158MR (“2013 Amendment Application”) the actual transfer in terms of section 11 of the MPRDA of
ERPM GP151MR may be delayed until after such approval.
Until such time as the amendment is granted and with effect from the ERPM 1 Effective Date (as defined further below):

a. the Purchaser shall be entitled to lease the HDS Plant and the Far East Vertical Shaft Area for a
nominal rental of R1 per annum for so long as the Purchaser may require; and
b. the Purchaser shall be entitled to mine for all and any minerals (in particular gold and silver) to which
ERPM GP151MR relates for the Purchaser’s own account and benefit. 1.5% of the Purchaser’s net sales revenue (calculated net of state royalties) from this resource will then be paid to the Sellers for the right to mine, up to the aggregate purchase price for ERPM GP151MR and the Ancillary Assets.
If at any time after the ERPM 1 Effective Date (as defined in section 4 below), the 2013 Amendment
Application is granted, ERPM GP151MR, together with all permits and licences pertaining thereto, shall be transferred to the Purchaser. The Purchaser shall discharge in full the purchase price allocated to
ERPM GP151MR in terms of the sale agreement (or the remaining balance thereof, after deducting therefrom all amounts already paid to the holder of ERPM GP151MR as contemplated in (b) above).
2.4
REHABILITATION OBLIGATIONS
The Purchaser has agreed to take over the following rehabilitation obligations relating to the Sale Assets, with effect from the date on which the mining rights of ERPM 1 and the ERPM 2 Renewal Right, as the case may be, is registered in the name of the Purchaser:
a. in relation to ERPM 1, the obligation of ERPM to rehabilitate the surface and underground areas of the properties pertaining to ERPM GP150MR (including, in the event that the Purchaser chooses to, by way of a section 102 application, exclude those areas selected by it from ERPM
GP151MR and consolidate such areas within the mining area pertaining to ERPM GP150MR
(“Purchaser’s Entitlement”));
b. in relation to each of the HDS Plant, the Far East Vertical Shaft Area and areas selected by the
Purchaser in terms of the Purchaser’s Entitlement, the obligation of ERPM to rehabilitate the surface and underground areas of the properties encompassed thereby, but expressly excluding any rehabilitation obligation where the environmental issue giving rise to the obligation originates on or from the area pertaining to ERPM GP151MR;

c. in relation to the ERPM 2 Renewal Right, the obligation of ERPM to rehabilitate the surface and underground area of the properties pertaining to the ERPM 2 Renewal Right; and

d. any rehabilitation obligations which arise as a result of any operations or activities conducted by the Purchaser in, on or under any immovable property pertaining to ERPM 1 or the ERPM 2
Renewal Right.

3.
RATIONALE FOR THE DISPOSAL
The Company has embarked upon a process, initiated in early 2013, whereby it intended to dispose of those assets it viewed as no longer being core to its long-term strategic objectives as a surface tailings retreatment company which include,
inter alia, underground mining and exploration assets and other non-operational assets. The Disposal is part of this process.

4.
SUSPENSIVE CONDITIONS

The disposal of ERPM 1 and the Ancillary Assets are subject to fulfilment / waiver of certain suspensive conditions. The suspensive conditions outstanding as of the date of this announcement are as follows:
a. the Purchaser submits proof of funding in respect of the Disposal by no later than 60 business days after the Signature Date;
b. the 2013 Amendment Application is granted and the section 11 applications are submitted to the
DMR in respect of ERPM 1, or alternatively, if the 2013 Amendment Application is not granted, the section 11 application is submitted to the DMR in respect of ERPM GP150MR only, by no later than 120 business days after confirmation of funding has been obtained;
c. ERPM is granted the ERPM 2 Renewal Right or in the event that the DMR does not grant the
ERPM 2 Renewal Right, this application is submitted to the High Court of North Gauteng to review and set aside the DMR’s decision, by no later than 180 days after the Signature Date;
and
d. the section 11 applications in respect of ERPM 1 is granted, or alternatively, the section 11 application in respect of ERPM GP150MR only is granted (in the circumstances where the 2013
Amendment Application is not granted), by no later than the second anniversary of the date of submission of the section 11 application to the DMR.
The due date of the above conditions can be extended in certain circumstances.

The disposal of ERPM 2 is subject to certain suspensive conditions, namely:
a. the disposal of ERPM 1 and the Ancillary Assets becoming unconditional (“ERPM 1 Effective
Date”); and
b. by no later than the long stop date (being the earlier of 30 June 2016 and the first anniversary of the date of submission of the section 11 application to the DMR):
i. ERPM is granted the ERPM 2 Renewal Right; and
ii. the related section 11 application is granted.
If the suspensive conditions to the disposal of ERPM 2 are not fulfilled, then only the sale of ERPM 1 and the
Ancillary Assets will remain in force.

5.
APPLICATION OF CONSIDERATION

The Board will consider the best application for the proceeds of the Disposal, taking into account the
Company’s strategy and funding requirements and its commitment to the distribution of surplus cash to its
Shareholders.

6.
CATEGORISATION OF THE DISPOSAL
The Disposal is classified as a Category 2 transaction in accordance with the JSE Limited Listings
Requirements and does not require Shareholder approval.

7. CAUTIONARY

Due to the fact that the
pro forma financial information relating to the Disposal has not been finalised,
Shareholders are advised to exercise caution when dealing in the Company’s securities until a full announcement is made.

Johannesburg
25 July 2014

Sponsor
One Capital